Filed by Critical Metals Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 132-02858

Subject Company:
Critical Metals Corp.
Commission File No. 132-02858

AGM RESULTS

HIGHLIGHTS

●	The Company has received approval for the proposed transaction to form “Critical Metals Corp.”, which will be listed on NASDAQ.

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, European Lithium Limited (ASX: EUR, FRA:PF8, OTC: EULIF) (the Company) provides information in relation to the resolutions and proxies received for its Annual General Meeting (AGM) of Shareholders held at 9am WST on 20 January 2023, as set out in the attached schedule. Each resolution was decided by a poll and was carried.

This announcement has been approved for release on ASX by the Board of Directors.

Yours faithfully

European Lithium Limited

–END–

Results of Annual General Meeting held at 9am WST on 20 January 2023 (Proxy Votes)

			Instructions given to validly appointed proxies				Number of votes cast on the poll			Resolution
			(as at proxy close)				(where applicable)			Result
No.	Resolution	Resolution Type	For	Against	Proxy Discretion	Abstain	For	Against	Abstain	Carried / Not Carried

			155,163,621	4,876,092	9,193,453	89,373	168,061,426	4,876,092	89,373
1	REMUNERATION REPORT (NON-BINDING)	Non-Binding								Carried
			91.69%	2.88%	5.43%		97.18%	2.82%
			177,041,470	4,135,863	1,703,453	5,923,549	182,449,275	4,135,863	5,923,549
2	RE-ELECTION OF DIRECTOR – MR MALCOLM	Ordinary								Carried
	DAY
			96.81%	2.26%	0.93%		97.78%	2.22%
			179,038,466	6,985,450	1,729,522	1,048,497	184,472,340	6,985,450	1,048,497
3	APPROVAL OF 7.1A MANDATE	Special								Carried
			95.36%	3.72%	0.92%		96.35%	3.65%
			179,549,054	6,140,847	1,729,522	1,375,295	184,982,928	6,140,847	1,375,295
4	REPLACEMENT OF CONSTITUTION	Special								Carried
			95.80%	3.28%	0.92%		96.79%	3.21%
			156,895,667	10,014,532	1,770,822	14,383,027	162,370,841	10,014,532	14,383,027
5	VARIATION OF PERFORMANCE SHARE TERMS -	Special								Carried
	OKEWOOD PTY LTD
			93.01%	5.94%	1.05%		94.19%	5.81%
			156,555,275	10,514,532	1,750,822	19,981,306	162,010,449	10,514,532	19,981,306
6	VARIATION OF PERFORMANCE SHARE TERMS -	Special								Carried
	MALCOLM DAY
			92.73%	6.23%	1.04%		93.91%	6.09%
			155,840,527	9,603,560	1,772,803	15,839,941	161,317,682	9,603,560	15,839,941
7	VARIATION OF PERFORMANCE SHARE TERMS -	Special								Carried
	MICHAEL CARTER
			93.20%	5.74%	1.06%		94.38%	5.62%
			162,498,552	4,673,262	1,756,622	14,135,612	167,959,526	4,673,262	14,135,612
8	ADOPTION OF REVISED EUROPEAN LITHIUM	Ordinary								Carried
	INCENTIVE SCHEME
			96.19%	2.77%	1.04%		97.29%	2.71%
			185,279,454	838,695	1,779,683	904,103	190,763,489	838,695	904,103
9	APPROVAL TO UNDERTAKE THE PROPOSED	Ordinary								Carried
	TRANSACTION
			98.61%	0.45%	0.95%		99.56%	0.44%
			181,177,150	4,844,828	1,820,822	959,135	186,702,324	4,844,828	959,135
10	RATIFICATION OF PRIOR ISSUE OF OPTIONS	Ordinary								Carried
	TO EVOLUTION CAPITAL PTY LTD		96.45%	2.58%	0.97%		97.47%	2.53%
			173,881,072	5,031,963	1,779,683	609,217	179,365,107	5,031,963	609,217
11	RATIFICATION OF PRIOR ISSUE OF SHARES TO	Ordinary								Carried
	WOMBAT RESOURCES PTY LTD		96.23%	2.78%	0.98%		97.27%	2.73%

US Securities Law Legends

Additional Information and Where to Find It

This press release is provided for informational purposes only and contains information with respect to the proposed business combination (the “Proposed Business Combination”) among Sizzle Acquisition Corp. (Nasdaq: SZZL) (“Sizzle”), European Lithium Ltd. (ASX: EUR) (“European Lithium”), European Lithium AT (Investments) Limited, a company formed in the British Virgin Islands which is wholly owned by European Lithium (“EUR BVI”), and certain other parties formed in connection with the transactions contemplated by the merger agreement (the “Merger Agreement”), including Critical Metals Corp. (“Critical Metals”) and Project Wolf Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Critical Metals. Subject to its terms and conditions, the Merger Agreement provides that Sizzle and EUR BVI will become wholly owned subsidiaries of Critical Metals.

In connection with the Proposed Business Combination, Critical Metals has filed a registration statement on Form F-4 with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement to be sent to Sizzle shareholders and a prospectus for the registration of Critical Metals securities in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”). The Registration Statement has not yet been declared effective. If and when the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Sizzle as of the record date to be established for voting on the Proposed Business Combination and will contain important information about the Proposed Business Combination and related matters. Shareholders of Sizzle and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Sizzle, Critical Metals, European Lithium and EUR BVI and the Proposed Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Proposed Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Sizzle Acquisition Corp., 4201 Georgia Avenue, NW, Washington, D.C. 20011, Attn: Steve Salis, Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this press release in each case is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

This press release is not a solicitation of a proxy from any investor or securityholder. Sizzle, European Lithium, Critical Metals and EUR BVI and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Sizzle’s shareholders in connection with the Proposed Business Combination. Sizzle’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sizzle in Sizzle’s Form 10-K, as amended, filed with the SEC on June 13, 2022, and Sizzle’s definitive proxy statement filed with the SEC on January 17, 2023. To the extent that holdings of Sizzle’s securities by relevant reporting persons such as officers or directors as applicable, have changed since the amounts included in Sizzle’s Form 10-K, or proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Sizzle’s shareholders in connection with the Proposed Business Combination will be set forth in the proxy statement/prospectus for the Proposed Business Combination, accompanying the Registration Statement that Sizzle intends to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sizzle’s, Critical Metals’, and European Lithium’s and/or EUR BVI’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of Critical Metals; the growing global market demand for lithium-ion batteries and their raw material; Critical Metals’ liquidity requirements and capital resources; the ability of the parties to complete the transactions contemplated by the Proposed Business Combination in a timely manner or at all; the risk that the Proposed Business Combination or other business combination may not be completed by Sizzle’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Sizzle, European Lithium or EUR BVI or others following the announcement of the Proposed Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by the shareholders of Sizzle; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the Proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; the effect of the announcement or pendency of the Proposed Business Combination on European Lithium’s and EUR BVI’s business relationships, operating results, current plans and operations of European Lithium and EUR BVI; the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Critical Metals to grow and manage growth profitably; the possibility that Critical Metals, European Lithium and EUR BVI may be adversely affected by other economic, business, and/or competitive factors; Critical Metals’, European Lithium’s and EUR BVI’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Proposed Business Combination; European Lithium’s and Critical Metals’ ability to execute on their business plans and strategy; those factors discussed in Sizzle’s Annual Report on Form 10-K for the year ended December 31, 2021 under the heading “Risk Factors,” and other documents Sizzle has filed, or will file, with the SEC; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by Sizzle and Critical Metals from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither Sizzle nor European Lithium and EUR BVI presently know, or that Sizzle and European Lithium and/or EUR BVI currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither Sizzle, European Lithium, Critical Metals nor EUR BVI undertakes any obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

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